OCEANPAL INC.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

December 22, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:	OceanPal Inc.
Registration Statement on Form F-1, as amended
Initially Filed April 7, 2022
File No. 333-264167

Re:	OceanPal Inc. Registration Statement on Form F-1 (No. 333-264167)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 21, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 for 5:00 p.m., Eastern Time, on Thursday, December 22, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Yours faithfully,

OCEANPAL INC.

By:	/s/ Eleftherios Papatrifon
Name:	Eleftherios Papatrifon
Title:	Chief Executive Officer